December 5, 2017

VIA ELECTRONIC TRANSMISSION

Samantha Brutlag

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Baron Select Funds (the “Registrant”)—Securities and Exchange Commission (“SEC” or the “Staff”) Review of Post-Effective Amendment No. 49 to the Registration Statement on Form N-1A, File Nos. 333-103025; 811-21296 (Baron Real Estate Income Fund or the “Fund”)

Dear Ms. Brutlag:

This letter is in response to comments that the Registrant received verbally from the Staff on November 27, 2017 in connection with the Registrants’ Post-Effective Amendment No. 49 to the Registration Statement on Form N-1A as filed with the SEC on October 13, 2017.

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrant and its management are responsible for the content of such disclosure;

2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and

3.	The Registrant represents that neither the Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Summary Prospectus— Formatting

Comment: The Staff suggests that the Registrant move the Fund name headings to the left side of each page and to increase the font size.

Response: The Registrant has revised the Fund name headings accordingly.

COMMENT 2: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: The Staff requests that the Annual Fund Operating Expenses table be completed one week prior to the effectiveness of the Registration Statement.

Response: The Registrant will complete the Annual Fund Operating Expenses table one week prior to the effectiveness of the Registration Statement.

COMMENT 3: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: The Staff requests that the Registrant disclose whether the expense waiver can be terminated by the Board of Trustees in footnote 1 to the Annual Fund Operating Expenses table. The Staff also requests that the Registrant disclose whether the Adviser recoups any of the waived expenses.

Response: The expense waiver may not be terminated by the Board of Trustees. It will only terminate in the event that the Adviser is terminated as the Adviser to the Registrant by the Board of Trustees. The Adviser does not recoup any of the waived expenses.

COMMENT 4: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: The Staff requests that the list of excluded expenses in footnote 1 to the Annual Fund Operating Expenses table include all excluded expenses. In this connection, the Staff requests that the Registrant remove “such as” from the disclosure.

Response: The Registrant has removed the language “expenses such as” from the footnote and confirms that the list includes all excluded expenses.

COMMENT 5: Summary Prospectus— Fees and Expenses of the Fund—Annual Fund Operating Expenses

Comment: The Staff requests that the Registrant confirm whether Acquired Fund Fees and Expenses (“AFFE”) should be listed as an excluded expense from the expense waiver in footnote 1 to the Annual Fund Operating Expenses table?

Response: The Fund does not anticipate having AFFE, and, therefore, does not intend to include AFFE in the list of excluded expenses in footnote 1 to the Annual Fund Operating Expenses table. Should the Fund have AFFE in the future, it will revise the disclosure accordingly to include AFFE in the list of excluded expenses.

COMMENT 6: Summary Prospectus— Investments, Risks, and Performance— Principal Investment Strategies of the Fund

Comment: The Staff suggests that if Baron Real Estate Income Fund invests in non-U.S. real estate income-producing securities as part of its principal investment strategy, it include a non-U.S. securities risk in the Principal Risks of Investing in the Fund section of the Summary Prospectus.

Response: The Registrant has included a non-U.S. securities risk in the Principal Risks of Investing in the Fund section in the Summary Prospectus.

COMMENT 7: Summary Prospectus— Investments, Risks, and Performance— Principal Investment Strategies of the Fund

Comment: The Staff suggests that if the Baron Real Estate Income Fund invests in debt securities as part of its principal investment strategy, it include maturity and quality parameters of debt securities in the Principal Investment Strategies of the Fund section of the Summary Prospectus and a credit risk in the Principal Risks of Investing in the Fund section of the Summary Prospectus.

Response: The Registrant has revised the disclosure regarding debt securities accordingly and has included a credit risk in the Principal Risks of Investing in the Fund section of the Summary Prospectus.

COMMENT 8: Summary Prospectus—Investments, Risks, and Performance—Principal Risks of Investing in the Fund

Comment: The Staff requests that the Registrant clarify why the Fund includes a small- and mid-sized companies risk as a Principal Risk of Investing in the Fund.

Response: The Registrant has revised the disclosure in the Principal Investment Strategy to make it clear that the Fund may invest in securities of any market capitalization. Because securities of small- and mid-sized companies are included in securities of any market capitalization, and because they pose different risks than those of large-sized companies, the Registrant will continue to include, small- and mid-sized companies risk in the Principal Risks of Investing in the Fund.

COMMENT 9: Statutory Prospectus—Additional Investment Strategies

Comment: The Staff requests that the Registrant explain why investments in non-U.S. issuers is not a principal investment strategy of the Fund when in the second paragraph on page 63, it states that Baron Partners Fund, Baron Focused Growth Fund, Baron Real Estate Fund, Baron Energy and Resources Fund and Baron Real Estate Income Fund may invest without limitation in ADRs and Baron Partners Fund, Baron Focused Growth Fund, Baron Real Estate Fund and Baron Real Estate Income Fund may invest up to 25% of their respective total assets directly in the securities of non-U.S. issuers.

Response: With respect to Baron Partners Fund and Baron Focused Growth Fund, which are not subject to the name rule, we consider a principal investment strategy as that which at least 65% of the Fund’s net assets must be invested. As ADRs are U.S. securities and as non-U.S. securities are limited to less than 25% of Fund assets, we do not consider investments in

non-U.S. securities to be a principal investment strategy of those Funds. With respect to Baron Real Estate Fund and Baron Real Estate Income Fund, investing in non-U.S. securities is a principal investment strategy, and, therefore, the Registrant has added a non-U.S. securities risk in those Funds’ summary prospectuses.

COMMENT 10: SAI—Description of the Funds and Their Investments and Risks—Investment Strategies and Risks

Comment: The Staff requests that the Registrant conform the investment goal to the Fund’s investment goal of capital appreciation and current income.

Response: The Registrant has revised the disclosure accordingly.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino
Patrick M. Patalino
General Counsel

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